Exhibit 4.26

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

CREDIT FACILITY AGREEMENT

April 18, 2019

PROPRIETARY AND CONFIDENTIAL

POET Technologies Inc., and each entity listed in the Schedule of Borrowers attached to this Credit Facility Agreement

1107 - 120 Eglinton Avenue East

Toronto, Ontario, M4P 1E2

tm@poet-technologies.com

(416) 368-9411

Attention:  Thomas Mika, CFO

RE:     Credit Facility

Espresso Capital Ltd. (“Espresso”) is pleased to present this Credit Facility Agreement (this “Agreement”) to POET Technologies Inc., and each entity listed in the Schedule of Borrowers attached to this Credit Facility Agreement (each, a “Borrower” and collectively, “Borrowers”). The Schedules to this Agreement form part of and are integral to this Agreement.

The Deposit of CDN$20,000 previously paid will be applied against the Fees (as set out in Schedule A).

If Borrowers agree with the terms and conditions of this Agreement, then Borrowers shall return a signed copy to Espresso no later than 5:00 pm ET on April 11, 2019. Upon receipt by Espresso, this Agreement shall be the binding and governing agreement between Espresso and Borrowers about the Credit Facility (as defined in Schedule A) with effect the date first written above.

Yours truly,

Espresso Capital Ltd.	Acknowledged and Agreed: Poet Technologies Inc.

(signed) Enio Lazzer	(signed) Thomas Mika

Per: Enio Lazzer, COO	Per: Thomas Mika, CFO

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

Acknowledged and Agreed:	Acknowledged and Agreed:
BB Photonics Inc.	ODIS Inc.

(signed) Thomas Mika	(signed) Thomas Mika

Per: Thomas Mika, CFO	Per: Thomas Mika, CFO

Acknowledged and Agreed:
OPEL Inc.

(signed) Thomas Mika

Per: Thomas Mika, CFO

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

Schedule A: Credit Terms at the date first written above

Establishment of Credit Facility	Espresso hereby establishes in favour of Borrowers a revolving credit facility (the “Credit Facility”) to finance the Credit Items identified in the Authorized Credit Table below, with advances made, from time to time (each, an “Advance”) in accordance with this Schedule A, and thereafter as may be mutually agreed, provided no Advance will be made after an Event of Default or in excess of the Credit Limit. In this Agreement the “Principal” means the then current aggregate of all unrepaid Advances, and the “Indebtedness” means the Principal, accrued and unpaid Interest, incurred and unpaid Fees and all other amounts payable by Borrower under this Agreement.
Credit Limit	The lesser of $5,000,000 and the Aggregate Authorized Credit, from time to time. Any amount outstanding in excess of the then current Credit Limit shall be repayable on demand.
Aggregate Authorized Credit	As set out in the Authorized Credit Table and adjusted, from time to time by Espresso, as a result of a change in the Value of any Credit Item.
Interest Rate and Payment	Interest of 15% per annum, calculated daily (the “Cash Rate”) shall be paid on the outstanding balance of each Advance, by pre-authorized debit, on the last day of each month, until such Advance is repaid in full. Additional interest of 2.25% per annum, calculated daily (the “Deferred Rate”) shall accrue and be payable on the earlier of (a) the Maturity Date (defined below), or (b) the Sale of DenseLight (defined below), and the Cash Rate and the Deferred Rate shall together comprise an annual interest rate of 17.25%, calculated daily (the “Interest Rate”). If Borrower has not completed the sale of its subsidiary DenseLight Semiconductors Pte Ltd. (“DenseLight”) to a buyer disclosed to Espresso (“Buyer”) by October 15, 2019, interest of 19.25% per annum, calculated daily shall be retroactively payable from the date of each Advance until paid in full.
Advance Fee	2.0% of each Advance. Each extension of the Maturity Date shall be deemed an Advance of the Principal outstanding and subject to the Advance Fee on the day Espresso confirms its agreement to such extension. The Advance Fee shall be paid on any Advance requested by a Borrower and approved by Espresso even if Borrower does not draw down such Advance.
Legal Fees	Borrowers shall reimburse Espresso for all reasonable costs and expenses incurred by it in connection with the preparation of this Agreement and ancillary documents, the perfection of its rights, and recovery of amounts not paid when due under this Agreement, in an amount not to exceed $25,000 (the “Legal Fees”). Espresso shall provide Borrowers with a copy of the account issued to Espresso by its legal counsel.
Initial Advance	$2,000,000 is hereby requested by Borrowers for April 12, 2019 and hereby approved by Espresso subject to the conditions in this Agreement applicable to Advances.
Advances Subsequent to the Initial Advance	Borrowers, subject to the Credit Limit and conditions in this Agreement applicable to Advances, may request Advances, from time to time after receipt of the Initial Advance no less than 30 days prior to the date upon which Borrowers wish to receive such Advance.

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

Financial Covenants	Poet Technologies Inc. (“Poet”) shall, while Indebtedness remains outstanding, maintain Net Working Capital of no less than $2,500,000. “Net Working Capital” means current assets (including available and undrawn Aggregate Authorized Credit) minus current liabilities (not including any Advance), determined in accordance with generally accepted accounting principals.
Borrower shall notify Espresso immediately upon the occurrence of each and every event which may reasonably be expected to result in (i) a material change to the terms of the transaction (including any adjustment to the sale consideration) outlined in the Letter of Intent between Poet and Buyer dated February 3, 2019 in respect of the sale of DenseLight to Buyer (the “Sale of DenseLight”); (ii) a delay in the execution of any agreement relating to the Sale of DenseLight past September 15, 2019; or (iii) the termination of discussions between Poet and Buyer in respect of the Sale of DenseLight.
Debt In Priority to Espresso	Not to exceed $180,000.
Warrant Terms	3,289,500 common shares of Poet on terms provided by Poet and agreed to by Espresso at a strike price equal to CDN $0.35 per share.
Minimum Interest Period	The Initial Advance may be prepaid, in whole or part, prior to the Maturity Date, provided a minimum of 9 months’ Interest has been, or is paid on such Advance at the Interest Rate from the date of such Advance. Subsequent Advances shall not be subject to the Minimum Interest Period.
Maturity Date	12/31/2019
Borrowers’ Bank Accounts	Borrowers’ accounts from which amounts due under this Agreement shall without duplication, be drawn and to which Advances will be deposited. Borrowers shall deliver void cheques for the Borrowers, Bank Accounts prior to the Initial Advance.
Reporting	Borrowers--- shall report, through Espresso’s portal, consolidated financial and operational information including (i) a balance sheet, income statement and cash flow, no later than 30 days after month end, (ii) financial statements for each financial year consisting of an audited balance sheet, income statement and cash flow within 120 days of such financial year end, and (iii) within 5 days of request such additional information as Espresso shall reasonably request.
Other Conditions	(i) All of Poet’s obligations under this Agreement are subject to TSX Exchange approval.
(ii) Initial Advance is conditional upon Poet completing a minimum equity raise (or equivalent funding) equal to $1,400,000 (the “First Closing”). Each subsequent Advance shall be subject to Poet meeting the conditions set out in the Forecast Advance Table.
(iii) Poet shall use commercially reasonable efforts to raise an additional $3,600,000 in equity (or equivalent funding) by May 31, 2019. If Poet is unable to raise at least $5,000,000 (the “Minimum Raise”) by May 31, 2019 (inclusive of the amount raised during the First Closing), the interest on the Principal shall be paid at the Default Interest Rate until at least $5,000,000 in equity (or equivalent) is raised, at which point interest payable shall revert back to the Interest Rate. The failure to satisfy this condition shall not constitute an Event of Default.

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

(iv) If: (a) Poet and Buyer fail to reach definitive agreements in respect of the Sale of DenseLight on or prior to July 15, 2019, (b) Poet fails to send a circular to shareholders of DenseLight requesting approval of the Sale of DenseLight by July 15, 2019, (c) Poet has not received shareholder approval for the Sale of DenseLight by September 1, 2019, or (d) Poet or Buyer terminate discussions in respect to the Sale of DenseLight at any time then, all receipts by DenseLight that come from an incentive program or scheme established by the Singapore Economic Development Board (“EDB”) or in any way relate to EDB shall be deposited and held in a restricted cash account with HSBC (the Company’s bank) for the sole benefit of Espresso, such receipts to be immediately applied to the repayment of the Credit Facility.
(v) The Indebtedness shall be immediately due and payable upon Poet completing the Sale of DenseLight. If Poet or Buyer terminate discussions relating to the Sale of DenseLight, the Indebtedness shall be due and payable no later than 60 days following the termination of such discussions.
(vi) Espresso shall have the right, in its sole discretion, to request repayment of all, or a portion of the Indebtedness, upon Poet completing any subsequent capital raises in excess of the Minimum Raise (including proceeds received by Poet upon exercise of warrants). No repayment so requested by Espresso shall be subject to the Minimum Interest Period.
(vii) Borrowers shall deliver to Espresso, the executed Guarantee and Guarantor’s Security Agreement, no later than 20 days following the Initial Advance.

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

*Authorized Credit Table at the date first written above. Poet Technologies Inc.’s Fiscal Year End 12-31.

Credit Item	Period	Value	Loan to Value	Authorized Credit*	Advanced to Date Above	Due Date
Bridge to Asset Sale	2019-09-30	$26,000,000	20.0%	$5,200,000		Earlier of: (i) 2019-12-31, and (ii) the Sale of DenseLight
Aggregate Authorized Credit				$5,200,000
*Authorized Credit amounts rounded up to nearest $5,000

Creditor Table

Creditor	Requirement
HSBC Bank of Canada	Borrowers to ensure that indebtedness to this Creditor does not exceed $180,000.
Royal Bank of Canada	Not less than two days following Initial Advance, Borrowers to discharge PPSA registration.

Forecast Advance Table

Date	Amount	Notes
2019-04-12	$2,000,000	Conditional upon Poet completing a minimum equity raise (or equivalent funding) of $1,400,000.
2019-05-15	$500,000	Conditional upon Poet completing an additional minimum equity raise (or equivalent funding) of $500,000.
2019-07-01	$1,000,000	Conditional upon (i) definitive agreements being reached in respect of the Sale of DenseLight, for minimum cash proceeds of $26,000,000 payable on closing, and such sale being scheduled to be completed no later than September 30, 2019; (ii) Poet having distributed a circular in respect of the Sale of DenseLight to shareholders for approval; and (iii) Poet having raised $5,000,000 in the aggregate (inclusive of the $1,900,000 outlined in the Forecast Advance Table above) of equity or equivalent funding.
2019-08-15	$1,500,000	Conditional upon Poet and Buyer each receiving all required approvals in respect of the Sale of DenseLight.

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

Schedule B: Business Terms

Due Date and Maturity Date

The Indebtedness shall be due and paid no later than the Maturity Date.

Security Requirements

To secure due payment of the Indebtedness, each Borrower shall grant a security interest to Espresso in all its undertaking and assets, in Espresso’s standard form (the “Security Agreement”), subject only to such encumbrances and on terms set out in the Creditor Table. In additional OPEL Inc. (USA) Inc. and ODIS Inc. (USA) Inc. shall each grant a security interest specifically in its intellectual property, in Espresso’s standard form (the “IP Security Agreements”), each subject only to such encumbrances and on terms set out in the Creditor Table.

Unlimited Guarantee:

As additional security DenseLight Semiconductors Pte Ltd. (“Guarantor”) shall deliver Espresso’s standard form of guarantee of Borrowers’ due performance of this Agreement, and Guarantor shall grant a first security interest to Espresso in Guarantor’s undertaking and assets in Espresso’s standard form (“Guarantor’s Security Agreement”).

Promissory Note

Borrowers shall deliver Espresso’s standard promissory note in the form of Schedule D (the “Note”) to evidence, each Advance and its repayment.

Conditions of Advance

Espresso shall have no obligation to make any Advance unless,

(a)	Espresso is satisfied, acting reasonably, there has been no material adverse change to the results of its due diligence of a Borrower,

(b)	Espresso has received the executed Note,

(c)	Espresso has received the executed Security Agreements,

(d)	Espresso has received the executed IP Security Agreements,

(e)	Espresso has received for each Advance, its form of requisition and direction executed by an officer of Borrowers,

(f)	Espresso has entered into the inter-creditor agreements identified in the Creditor Table, on terms satisfactory to Espresso,

(g)	Espresso has received the executed Canada Revenue Agency (“CRA”) Level 1 Authorization ,

(h)	Espresso has received the void cheques for Borrowers’ Bank Accounts,

(i)	Borrowers have directed Espresso to pay from the Advance, all arrears, if any, due CRA or any other government agency, and

(j)	Espresso has received all other deliverables reasonably requested by Espresso.

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

The conditions are for Espresso’ sole benefit and may be waived by it in whole or part at any time or times prior to any Advance.

Public Notice

Espresso may disclose this financing on its website and in its promotional material; provided that Espresso may not disclose any confidential information related to Borrowers that is not in Borrowers' securities filings.

Entire Agreement

This Agreement, and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between Borrowers and Espresso about the Credit Facility and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of Borrowers and Espresso.

Jurisdiction

This Agreement shall be governed by the laws of the Province of Ontario, and the laws of Canada applicable in Ontario.

Communications

To Espresso:

Address as above,

To Each Borrower:
As above

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

Schedule C: Standard Terms

Evidence of Indebtedness

Espresso shall maintain and reconcile records of Advances, accruals and receipts of Interest, repayments of Advances and all other amounts due under this Agreement. Espresso’s records shall constitute prima facie evidence of the Indebtedness, absent manifest error.

Default Interest Rate

Interest of 22.0% per annum, calculated daily and compounded monthly, both before and after demand and judgment (the “Default Rate”) shall be paid on overdue Interest until paid in full, and Interest at the Default Rate shall be paid on the Principal from the day following Borrowers’ failure to pay or remit any amount when required to be paid or remitted under this Agreement, until cured.

Fees

Borrowers hereby authorize Espresso to, deduct the Advance Fee and the Legal Fees (collectively, the “Fees”) as they become due from the Advance next payable, or draw them, without duplication, from Borrowers’ Bank Accounts. Interest shall accrue on unpaid Fees from the date such Fees were incurred at the Default Rate.

Interest Not to Be Excessive

If the aggregate of Interest and charges, paid or payable in respect of the Advances under this Agreement (the “Charges”) would exceed the annual effective rate permitted by applicable law, then the Charges shall be reduced by the minimum amount necessary so they do not exceed the permitted rate, and any amount paid in excess will be repaid forthwith to Borrowers. If a dispute over the Charges arises, a Fellow of the Canadian Institute of Actuaries appointed by Espresso shall determine the effective rate, the reduction and the repayment, which determination shall be conclusive and binding on Espresso and Borrower, absent manifest error.

Representations and Warranties

Each Borrower hereby represents and warrants as follows:

(a)	It is a corporation duly constituted and validly subsisting.
(b)	It has taken all necessary action, corporate or otherwise, to authorize the execution, delivery and performance of this Agreement, the Security Agreement and all other documents delivered by it.
(c)	The execution, delivery and performance of this Agreement, the Security Agreement and all other documents delivered by it to Espresso do not conflict with, nor will result in a violation of its constating documents or by-laws, or any law or regulation applicable, in any way, to it, its business or its property.
(d)	It is not in violation of any, and has filed, reported, deducted and remitted as required under all, laws, rules and regulations relating in any way to it, its business and its property, except for any such violation or any such failure which would not result in an adverse effect on it, its business or property.
(e)	All written information (other than financial projections) provided to Espresso by it was, at the time provided to Espresso, complete and accurate in all material respects and it is not aware of any fact it had not disclosed that would have been necessary in order to make the statements contained in such information not misleading. All financial projections provided by it to Espresso were prepared in good faith on assumptions it believed, acting in good faith, to have been reasonable at the time.

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

(f)	There are no actions, suits, inquiries, claims or proceedings pending, or to its knowledge threatened, which would be reasonably expected to have a material adverse effect on its business, operations, property or prospects, or adversely affect, in any material respect, its ability to observe and perform its obligations under this Agreement, the Security Agreement or other documents it has delivered to Espresso.

Covenants

Each Borrower agrees to, and shall during the currency of this Agreement:

(a)	pay, without duplication, all amounts, as and when due under this Agreement, and remit taxes and all other deductions and payments required to be paid to CRA or Provincial authorities as they become due,
(b)	notify Espresso immediately upon becoming aware of an Event of Default,
(c)	strictly comply with all Financial Covenants,
(d)	strictly comply with all laws, rules and regulations relating in any way to it, its business or its property, except where failure to do so would not have a material effect,
(e)	maintain a policy or policies of insurance on its assets and undertaking for their full replacement value, and upon Espresso’s request, assign such insurance to Espresso, provided if a Borrower fails to maintain such insurance, Espresso may, but shall not be obliged to, maintain or effect such insurance and add the cost to the Principal,
(f)	not, without Espresso’s prior written consent,
	(i)	merge or amalgamate with any person,
	(ii)	redeem, repurchase, or pay dividends on, any of its shares or securities,
	(iii)	incur indebtedness to anyone other than Espresso, its primary lender under a line of credit (existing at the date first written above) or its trade creditors, in the normal course of its business and consistent with past practice,
	(iv)	except for salaries, bonuses, commissions and benefits payable to employees and consultants in the normal course and consistent with past practice,
		a)	make any distribution, loan, advance,
		b)	provide any financial assistance to,
		c)	guarantee the obligations of,
		d)	make any investment in, or
		e)	grant any security in favour of,
any of its affiliates, shareholders, directors, officers, employees, consultants or any non-arm’s length person,
	(v)	enter into any arrangement, by which it may pay a share of its profit or revenue to any person,
	(vi)	sell any of its receivables,

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

(vii) dispose of or transfer any of its assets, other than in the normal course of its business and consistent with past practice,
(vii) none of the above, however, shall prohibit it from (a) entering into capital leases secured only by the equipment or assets subject of such leases, (b) issuing share capital or debt, convertible into share capital from its treasury, provided a change of Control (as defined below) will not be effected, and such debt by its terms, shall not prior to the Maturity Date (x) be repayable, except for interest at a reasonable commercial rate, nor (y) permit acceleration of the payment of the principal amount for any reason, or (c) issuing convertible debentures pursuant to the convertible debenture indenture to be dated on or about April 12, 2019, and
(g)	not, without Espresso’s prior written consent change, in any material respect, the role or responsibilities within Borrower’s business, of Dr. Suresh Venkatesan (CEO) and Thomas Mika (CFO), and
(h)	permit Espresso’s continued viewing access to Poet’s accounts with the relevant taxing authorities, and
(i)	Borrowers shall deliver, prior to Initial Advance, a binder confirming Espresso as first loss payee to Borrowers’ insurance policies.

Events of Default

Upon the occurrence of any of the following (each an “Event of Default”) the Indebtedness shall, at Espresso’s the option, become immediately due and payable:

(a)	A Borrower fails to pay any amount owing by it to Espresso when due and such failure has not been cured within three business days of delivery of notice of such failure.
(b)	A Borrower fails to comply with or perform any provision of: (i) this Agreement, other than a failure to pay an amount when due, (ii) any other agreement between a Borrower and Espresso, or (iii) any undertaking by a Borrower to Espresso, and such failure has not been cured within ten days of delivery of notice specifying such failure and the required cure.
(c)	A Borrower is in continuing default of any material loan agreement or arrangement with any person other than Espresso (including an agreement with a Creditor identified in the Creditor Table above) and such default has resulted or may result in an acceleration or demand for immediate repayment of the debt associated with such loan agreement or arrangement.
(d)	Espresso reasonably determines any representation or warranty of a Borrower in this Agreement, or any information (other than financial projections) in a certificate, financial statement, report, notice or instrument furnished by a Borrower to Espresso is or was false, or misleading in some material respect.
(e)	In Espresso’s opinion, acting reasonably, there has been a material adverse change in the financial condition or operation of a Borrower or Guarantor.
(f)	A receiver, receiver and manager, or trustee is appointed over any property of a Borrower or Guarantor, or a Borrower or Guarantor fails to pay or admits its inability to pay its debts as they become due, or ceases or threatens to cease to carry on its business, or is adjudged or declared bankrupt or insolvent, or makes an assignment for the benefit of its creditors, petitions, or applies for the appointment of a receiver, receiver and manager, or trustee for it or any of its property, or makes a proposal or similar application under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors’ Arrangement Act (Canada) or similar legislation, or commences proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law, or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding, or any of its property becomes subject to distress, execution or seizure.

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

(g)	Control of a Borrower changes after the date of this Agreement. “Control” means (i) the right to exercise at least 51% of outstanding voting securities of a Borrower or Guarantor, or (ii) the direct or indirect right to direct the management and policies of a Borrower or whether through ownership of voting securities, by agreement, or otherwise.
(h)	The Guarantor, revokes, or attempts to revoke, repudiates or disputes its liability under the Guarantee.
(i)	Any asset material to a Borrower’s business is sequestered, attached or seized by a creditor of a Borrower.

Costs

In connection with any Event of Default, Espresso may, in addition to the Legal Fees and all costs which it is entitled under the Security Agreement, charge Borrower $150 per hour for each of its or its affiliates own personnel employed or engaged to monitor a Borrower’s affairs, negotiate with CRA, or otherwise assist to collect amounts due to Espresso, all of which are payable on demand.

Materiality

In this Agreement ‘material’ means of such nature as Espresso would reasonably consider significant.

Authorization to Debit Borrower’s Bank Account

Borrowers hereby authorize Espresso to debit and initiate a wire, without duplication, from Borrowers’ Bank Accounts to Espresso, from time to time, of all amounts as and when due Espresso under this Agreement, and this authorization shall continue until Espresso has been paid, in full, all amounts due under this Agreement, but no more than such amounts. Revocation, cancellation or termination of this authorization shall not terminate this Agreement nor Borrower’s obligations under this Agreement. Borrowers agree the information in this Agreement necessary to complete such debit and wire may be disclosed to Borrowers’ banks as required to complete such debit or wire.

Borrowers Derive Mutual Benefit from and Are Joint and Several Obligors under This Agreement

All obligations, representations, warranties, covenants, waivers and indemnities in this Agreement shall be joint and several. Espresso shall have the right to deal with any officer of any Borrower about all matters concerning the rights and obligations of Espresso and Borrowers under this Agreement, and pursuant to applicable law, about the transactions contemplated by this Agreement. Each Borrower hereby appoints each other Borrower as its true and lawful attorney-in-fact, with full right and power, for purposes of exercising all rights of such Borrower under this Agreement and under applicable law about the transactions contemplated by this Agreement. The representations and undertakings by each Borrower in this paragraph are a material inducement to Espresso to enter into this Agreement and to complete the transactions contemplated by this Agreement. Each Borrower represents, for purposes of this agreement, it is operated as part of one consolidated business entity and is directly dependent upon each other Borrower for and in connection with their respective business activities and combined financial resources. Each Borrower hereby agrees it will receive a direct and material economic and financial benefit from the Advances made under this Agreement and, accordingly, the related incurrence of obligations under this Agreement is in the best interests of each Borrower.

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

Notice of Principal Repayment

Notwithstanding any other provision of this Agreement, Borrower may not repay any amount of Principal prior to the Maturity Date, or a Due Date, if any, except by giving Espresso sixty days prior notice of the amount and date of such repayment or paying Espresso a fee equal to sixty days Interest on the amount to be repaid, in lieu of such notice.

Notices

Any communication which is required or permitted between a Borrower and Espresso relating to this Agreement or the Security Agreement shall be in writing and shall be delivered either personally or electronically. Any such communication shall be sent to the intended recipient at the municipal address or email address contained in this Agreement, or such other municipal address or email address as a Borrower or Espresso may from time to time notify the other.

Amendment and Waiver

Except as may otherwise be provided in this Agreement, no supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the person to be so bound. No waiver of any of the provisions of this Agreement, nor the acceptance of any payment under this Agreement shall constitute a waiver of any other provision nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in such waiver.

Currency

The word “dollar” and sign “$” refer to currency of United States of America, unless otherwise provided.

Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions and such invalid or unenforceable provision shall be deemed severed in such jurisdiction.

Assignment and Enurement

Neither this Agreement nor any right or obligation under it may be assigned by a Borrower without Espresso’s prior written consent.

Further Assurances

Borrowers shall with reasonable diligence, do all things and provide all reasonable assurances as may be required to complete and give effect to the transactions contemplated by this Agreement.

Person

In this Agreement “person” is to be broadly interpreted and includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship or corporation with or without share capital, unincorporated association, trust, executor or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

Counterparts

This Agreement may be executed in counterparts and delivered electronically, each of which when so executed and delivered shall be an original, and such counterparts shall together constitute one and the same instrument.

Confidentiality

Unless previously disclosed by Espresso, or disclosure is required by a governmental authority (including securities regulators and public exchanges) Borrowers shall maintain the terms and conditions of this Agreement as confidential using procedures no less stringent than those used for its own confidential information, and disclose such terms and conditions only to such of its personnel and consultants who have a need to know.

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

Schedule D: Form of Promissory Grid Note (“Note”)

PROMISSORY GRID NOTE

[sample]

FOR VALUE RECEIVED, the undersigned (“Borrowers”): (i) agree each capitalized word and term in this Promissory Grid Note (this “Note”) not otherwise defined in this Note shall have the meaning ascribed to it in the Credit Facility Agreement between Borrower and ESPRESSO CAPITAL LTD. (“Espresso”) dated [sample] as amended, modified, restated or replaced from time to time (the “Credit Facility Agreement”), and (ii) jointly and severally promise to pay to or to the order of Espresso at 300-8 King Street East, Toronto, Ontario, M5C 1B5 (or at such other address as Espresso shall notify Borrower), the amount outstanding (the “Principal Amount”) set forth on the grid attached to this Note (as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof, the “Grid”) together with Interest on the Principal Amount no later than the Maturity Date, provided each Advance and Interest on such Advance shall be paid in accordance with the terms and conditions of the Credit Facility Agreement.

Interest at the Interest Rate shall be paid on each Advance from the date of each such Advance, by pre-authorized payment, on the last day of each month. Interest on overdue Interest shall accrue and be calculated daily, both before and after demand and judgment at the Default Interest Rate.

All Advances and any partial prepayments will be recorded on the Grid by Espresso. Each Advance may be prepaid, in whole or part, prior to the Maturity Date and subject to minimum Interest payment in accordance with the Credit Facility Agreement. All amounts due under this Note shall immediately become due and payable upon the occurrence of an Event of Default.

Borrowers waive presentment for payment, notice of non-payment, notice of dishonour and notice of protest of this Note and waives any defences based upon indulgences which may be granted by Espresso to Borrowers.

This Note shall be governed by the laws of the Province of Ontario, and the laws of Canada applicable in Ontario. This Note shall enure to the benefit of Espresso, its successors and assigns, and be binding upon Borrowers, their successors and assigns.

This Note has been executed at the date first written above and may be delivered by facsimile or other means of electronic communication and when so delivered shall be deemed an original.

Schedule D-1: Grid

Date	Advanced	Repaid	Outstanding	Notation
Sample	Sample	Sample	Sample	Sample

300 - 8 King Street East Toronto, Ontario M5C 1B5 www.espressocapital.com +1 (877) 604-7733

Schedule of Borrowers

Borrower	Address
BB Photonics Inc.	780 Montague Express Way #107, San Jose, CA, 95131
OPEL Inc.	780 Montague Express Way #107, San Jose, CA, 95131
ODIS Inc.	780 Montague Express Way #107, San Jose, CA, 95131